NEOLARA CORP.

Contiguo a la Guardia de Asistencia Rural,

San Vito, Coto Brus,

Puntarenas, 60801, Costa Rica
+1 307 269 0177

neolaracorp@gmail.com

neolaracorp@tutanota.com

April 04, 2023

Eric McPhee, Jennifer Monick,

Stacie Gorman and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Neolara Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 15, 2023

File No. 333-267330

Dear Eric McPhee, Jennifer Monick, Stacie Gorman and Pam Long:

In response to your letter dated March 29, 2023, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.5 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2022.

Amendment No. 4 to Registration Statement on Form S-1

General Information about our Company, page 1

1. We note your response to prior comment 1 and your revised disclosure. Your registration statement now refers to two promissory notes: one issued June 30, 2022, for $55,000 and one issued February 1, 2023, for $46,500, both in connection with the purchase of Futureproof. Please clarify, if true, that you have received the proceeds of the February 1, 2023, note and disclose whether you have used this amount (plus the $8,500 of your own cash), to pay off the Futureproof purchase in full, including the entire June 30, 2022, promissory note. If not, please clarify when you will do so, or whether the amount borrowed under the February 1, 2023, promissory note may be used for other purposes.

Further, we note that the February 1, 2023, promissory note is repayable within 150 days. Please identify the lender and any relationship it or he may have with the company,and disclose all material terms of the February 1, 2023, promissory note in your filing.

Please discuss how you intend to repay the note in this time frame and the implications on you and your operations if you are unable to repay the note in a timely fashion. To the extent you intend to use proceeds from this offering to repay the note, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K and revise the table accordingly.

Response:

As of February 1, 2023 the previous Promissory Note for the amount of $55,000 is cancelled. We have issued the new Promisory Note to Brian Amir the seller of Futureproof Eco Solutions LLC for the rest of the amount ($46,500), as we have paid $8,500 from total cost of Futureproof Eco Solutions LLC. The amount of $46,500 will be paid during 150 days form the issue date. Our sole officer and director will loan his funds to the Company for paying this amount. This loan is unsecured, non-interest bearing and due on demand.

If the Company fails to pay the due amount then from and after the Maturity Date the entire unpaid principal balance and accrued unpaid interest shall automatically bear an annual interest rate equal to the lesser of:

a) ten percent (10%) per annum or

b) the maximum interest rate allowed by law, in lieu of the rate provided above herein.

Additionally the Company shall pay all costs incurred by Lender in collecting sums due under this Note after a default, including reasonable attorneys’ fees. If Lender or the Company sues to enforce this Note or obtain a declaration of its rights hereunder, the prevailing party in any such proceeding shall be entitled to recover its reasonable attorneys’ fees and costs incurred in the proceeding (including those incurred in any bankruptcy proceeding or appeal) from the non-prevailing party.

You can direct any other comments or questions directly to:

Julio Murillo

Telephone: +1 307 269 0177

Email: neolaracorp@gmail.com

neolaracorp@tutanota.com

/s/ Julio Antonio Quesada Murillo

Julio Antonio Quesada Murillo,

President, CEO and Director